Exhibit 99.37

CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

 TSX Venture Exchange Symbol: CMA

September 8, 2011

U.S. 20-F Registration:  000-29870

OTC BB: CRMXF

Frankfurt Stock Exchange:  DFL

CREAM MINERALS REPORTS DRILL RESULTS FOR THE

VETA TOMAS ZONE, NUEVO MILENIO SILVER – GOLD PROJECT, MEXICO

Vancouver, BC –September 8, 2011 - Cream Minerals Ltd. (TSX-V: CMA) ("Cream" or the “Company”) is pleased to provide results of in-fill drilling for the Veta Tomas zone, one of three higher grade silver and gold in quartz veins. The in-fill drilling of the Veta Tomas zone is one aspect of the 20,000 metre diamond drill program currently in progress at the 100% owned Nuevo Milenio Silver-Gold Project, Nayarit State, Mexico. Nuevo Milenio is a low sulphidation, epithermal precious metal prospect containing silver-gold mineralization in quartz vein quartz stock work zones hosted within a collapsed caldera. Two drill rigs are drilling at Nuevo Milenio with the objective of completing in-fill drilling and testing additional targets. To date approximately 18,500 metres of drilling in 77 drill holes has been completed.

Results for eight in-fill drill holes on the Veta Tomas zone are presented below. These results should be viewed in combination with seven previously released assays (see Cream news release June 6, 2011 click here) to obtain a better understanding of the Veta Tomas zone. The objective of the in-fill drilling on Veta Tomas is to confirm grade, width and continuity of the structure. To date drilling has confirmed continuity and stacking of the structure. Results compare well with the current geological interpretation. (Please view attached drill map).

Nuevo Mileno contains a NI 43-101 compliant Inferred Mineral Resource of 54.6 million ounces silver equivalent at an average grade of 251 g/t silver and 1.660 g/t gold. Prices at the time of the report were USD$10.28 silver and USD$816.09 gold. For complete details of the Inferred Mineral Resource see Table - Revised NI 43-101 Report, dated December 24, 2008 on page 5 of this news release.

Highlights of the Drill Results

Highlights include significant drill intersections (intersections are drill widths, true widths are 50% to 70% of drill intersected width depending on drill inclination).

VT 10 – 11

172.10 g/t Ag and 0.489 g/t Au over 9.53 metres including 183.47g/t Ag and 0.545 g/t Au over 5.53 metres and 375.80 g/t Ag and 0.953 g/t Au over 1.53 metres.

VT 12 - 11

105.39 g/t Ag and 0.824 g/t Au over 7.26 metres, including 126.98 g/t Ag and 1.009 g/t Au over 5.62 metres, 194.70 g/t Ag and 1.332 g/t Au over 3.62 metres and 335.90 g/t Ag and 1.714 g/t Au over 1.50 metres

VT 15 - 11

157.60 g/t Ag and 0.483 g/t Au over 6.00 metres including 215.80 g/t Ag and 0.386 g/t Au over 2.00 metres, and 153.66 g/t Ag and 0.813 g/t Au over 2.00 metres.

ASSAY RESULTS

Below are sections 13 to 17 showing all assay data received to date.

SECTION 14b

This section was originally intended to be drilled 25 metres to the SW from the setup of DDH 07 - 24 however there was insufficient space for a drill pad.  VT 03 - 11, (see Cream news release June 6, 2011), VT 12 - 11 and VT 15 - 11 are in-fill drill holes that were drilled to obtain information within the vertical section. Three zones were intercepted identifying stacked sections created by repetition of the structure through faulting. The assays for zones two and three were low in value.

Description	Sample	From	To	Width	Ag	Au
VT 12-11	Number	Metres	Metres	Metres	g/t	g/t
Zone 1
Weighted average	52784-800	47.26	76.52	33.26	44.43	0.262
including	52789-97	57.26	74.52	17.26	72.38	0.378
including	52791-97	61.26	74.52	13.26	74.90	0.441
	52796 - 98	70.90	76.52	7.26	105.39	0.824
including	52796-98	70.90	76.52	5.62	126.98	1.009
including	52796-97	70.90	74.52	3.62	194.70	1.332
including	52789	57.26	59.26	2.00	107.90	0.228
including	52796	70.90	72.40	1.50	334.90	1.714

VT 15 - 11 was drilled from the HW side of the structure 32 metres lower on the caldera. Zone two is also a stacked section created by repetition of the structure through faulting.

Description	Sample	From	To	Width	AG	AU
VT 15-11	Number	Metres	Metres	Metres	g/t	g/t
Zone 1
Weighted average	1791-93	195.00	201.00	6.00	157.60	0.483
including	1792	197.00	199.00	2.00	215.80	0.386
including	1793	199.00	201.00	2.00	153.60	0.813
Zone 2
Weighted average	1800-1802	213.00	219.00	6.00	76.70	0.014
	1800-1801	213.00	217.00	4.00	101.10	0.014
including	1800	215.00	217.00	2.00	165.4	0.017

SECTION 15a

VT 13 - 11 was drilled from the HW side of the structure 74 metres in elevation below DDH 07 - 23. A second drill hole could not be placed in the area due to space limitations and steep topography. This drill hole cut a sub parallel fault zone and quartz breccia thus returning low values.

VT 13 -11	Sample	From	To	Width	AG	AU
Description	Number	Metres	Metres	Metres	g/t	g/t
	52841	183.43	185.43	2.00	12.20	0.014
Faulting, gouge, breccia	52842	185.43	186.43	1.00	25.50	0.027
	52843	186.43	187.43	1.00	21.30	0.07
	52844	187.43	188.43	1.00	3.00	0.067
	52845	188.43	189.43	1.00	12.50	0.207

SECTION 15b

The intention of in-fill drilling in this section was to confirm the structures continuity between two drill holes completed in the 2006/2007 drill program.  In-fill holes VT 08 - 11 (see Cream news release June 6, 2011), VT 09 - 11 and VT 14 - 11 lie in this section however VT 09 - 11 and VT 14 - 11 intersected sub-parallel faults and associated quartz breccia thereby returning low values. In comparison VT 08 - 11 returned a weighted average of 168.80 g/t Ag and 0.722 g/t Au over 7.63 metres with intervals of quartz veins ranging from a low of 202.29 g/t Ag and 0.865 g/t Au over 6.36 metres to a high of 465.80 g/t Ag and 1.352 g/t Au over 1.43 metres (see Cream news release June 6, 2011).

VT 09 - 11 was drilled from the NE side of the structure at -600 which is nearly parallel to the dip of the fault plane. Consequently the drill did not intersect the vein but cut quartz breccia-gouge drag material within the fault for an intercepted distance of 40 metres, about 50 metres below the VT 08-11 intercept.

VT 09 -11	Sample	From	To	nearly Width	AG	AU
Description	Number	Metres	Metres	Metres	g/t	g/t
Fault breccia gouge	51652	115.10	117.10	2.00	54.50	0.054
	51653	117.10	119.10	2.00	18.60	0.010
Fault breccia gouge	51661	132.85	134.85	2.00	19.20	0.010
Position of vein structure	51662	134.85	136.46	1.61	57.10	0.036
Position of vein structure	51663	136.46	137.50	1.04	66.30	0.061
Fault breccia gouge	51670	147.45	148.95	1.50	9.90	0.037
	51671	148.95	151.00	2.05	21.80	0.039
	51672	151.00	152.50	1.50	11.90	0.045
Fault breccia gouge	51674	153.93	155.19	1.26	10.20	0.025
	51675	155.19	156.45	1.26	32.80	0.037

SECTION 16

Section 16 was drilled in 2006.  Drill hole DDH 07 - 23 returned a weighted average of 525.73 g/t Ag and 1.706 g/t Au over 6.0 metres including 1,338 g/t Ag and 4.35 g/t Au over 2.00 metres (see Cream news release September 5, 2007). In 2010 Roca Mines Inc. drilled hole MN 10 - 04, a twin hole which confirmed the high grade silver values (see Cream news release March 16, 2010). VT 06 - 11 was situated to cut below the DDH 07 - 23 intersection of the structure to confirm the high grade intersected. Subsequently VT 06 - 11 was check assayed to confirm the assay range of silver and gold in the VT 06 - 11 original assays.

VT 06 -11	Sample	From	To	Width	AG	AU
Description	Number	Metres	Metres	Metres	g/t	g/t
Weighted average	51512-17	90.37	99.83	9.46	185.58	0.917
including	51514-17	94.21	99.83	5.62	311.53	1.470
including	51515-17	95.25	99.83	4.58	374.10	1.746
including	51514-16	94.21	98.13	3.92	434.97	2.052
including	51515-16	95.25	98.13	2.88	579.05	2.703
including	51515	95.25	97.26	2.01	776.70	3.673

VT 06 -11 check assay was performed on pulp of the original sample, employing the same assay methodology employed on the original sample.

VT 06 -11	Sample	From	To	Width	AG	AU
Description	Number	Metres	Metres	Metres	g/t	g/t
Weighted average	51512-17	90.37	99.83	9.46	192.20	0.978
including	51514-17	94.21	99.83	5.62	322.53	1.635
including	51515-17	95.25	99.83	4.58	388.50	1.954
including	51514-16	94.21	98.13	3.92	443.33	2.226
including	51515-16	95.25	98.13	2.88	603.43	3.030
including	51515	97.26	98.13	2.01	812.80	4.139

VT 14 - 11 cut quartz breccia with gouge and pyrite in a sub-parallel fault approximately 175 metres below the VT 06 - 11 high grade intercept. The quartz breccia returned insignificant gold-silver values.

SECTION 17a

The purpose of these drill holes was in-fill drilling.

VT 10 -11	Sample	From	To	Width	Ag	Au
Description	Number	Metres	Metres	Metres	g/t	g/t
Weighted average	52658-62	89.27	98.80	9.53	172.10	0.489
or	52658-60	89.27	95.27	6.00	175.37	0.506
or	52660-62	93.27	98.80	5.53	183.47	0.545
including	52658	89.27	91.27	2.00	304.00	0.789
including	52660	93.27	95.27	2.00	213.30	0.690
including	52662	97.27	98.80	1.53	375.80	0.952

VT 11 - 11 cut a sub parallel fault zone 50 metres below the VT 10 - 11 intercept showing quartz breccia thus returning low values.

VT 11 -11	Sample	From	To	Width	AG	AU
Description	Number	Metres	Metres	Metres	g/t	g/t
Weighted average	52728	29.30	31.10	2.00	21.90	0.032
including	52731	61.80	63.80	2.00	27.70	0.57
including	52735	91.33	93.33	2.00	17.00	0.021
including	52658	117.33	119.33	2.00	16.20	0.215

VT 16- 11 cut quartz breccia with gouge and pyrite in a second sub-parallel fault approximately 225 metres below the VT 10 - 11 intercept. The breccia showed no significant gold-silver values.

At the collar of VT 16 - 11 a N80W /65S, 30 metre wide fault structure was exposed. This fault was traced to the SE and appears to be the same fault indicated near DDH 07 - 22. It displaces Veta Tomas to the SE. A N70E/65S fault segment was recognized just south of DDH 19 - 06.  Veta Tomas shows the same type of structural setting recognized in the Transition Zone between Dos Hornos 1 and Dos Hornos 2 demonstrating the same sense and magnitude of movement. These two faults have cut and displaced Veta Tomas. The displaced segment is apparently represented to the SE where a structure was traced for 300 metres by shafts and trenches demonstrating evidence of exploration during colonial times. Access to this area is difficult because of the steepness of the topography.

SUMMARY:

Drilling to date on the Veta Tomas structure has demonstrated continuity of the structure along strike and down dip. In addition to stacked sections by repetition of the structure through faulting has been observed in several cases including VT 12 - 11 and VT 15 - 11. Unfortunately the challenging topography limits possible drill pad locations which combined with deeply dipping structures and aligned sub-parallel fault planes cutting the mineralized structure have impacted drill results. Drill holes which have cut Veta Tomas above or below sub-parallel faults generally have returned good assay values. This may suggest low assay values associated with sub-parallel faults are localized occurrences.

Revised NI 43 -- 101 Report, dated December 24, 2008 by F. Holcapek, P. Eng.

Dos Horns (U/G)	Width m	Tonnes	Ag g/t	Au g/t	Ag oz	Au oz
Dos Hornos Segment 1	4.70	1,173,901.56	165.34	1.500	6,552,238.85	59,400.00
Dos Hornos Segment 2	4.06	746,528.32	201.95	1.770	4,847,215.70	42,390.25
Veta Tomas	5.09	1,246,162.50	351.19	1.280	14,070,467.48	51,344.17
Once Bocas	2.42	1,921,162.50	252.59	1.920	15,602,012.74	118,347.79
Total		5,087,754.88	251.09	1.660	41,071,934.77	271,482.21

Tonnes: 5,088,000 Ag: 251.09 g/t, Au: 1.660 g/t. Ag: 41,072,000 oz, Au: 271,500 oz.

Silver Equivalent (Gold -- Silver price Ratio = 50:1): 54,647,000 oz (In-Situ).

Metal prices employed were USD$10.28 per ounce Ag and USD$816.09 per ounce Au. A cut-off grade of US$ 45.00 per tonne or 131g/t Ag equivalent was used.

ABOUT THE 2011 DRILL PROGRAM

The 2011 drill program was originally comprised of 10,000 metres with an option for a further 10,000 metres. Based on the positive results and potential of the untested areas, the option of the second 10,000 metres was exercised.

The first objective of the diamond drilling program is to upgrade the Inferred Resources reported in Dec 2008 the NI 43-101 dated December 2008 for Dos Hornos 1, Dos Hrnos 2 and Veta Tomas and to expand Once Bocas North. To date drill results have shown that the mineralized structures are continuous and that faults encountered produce mineralized segments of 300 metres to 450 metres strike length as confirmed by the recent diamond drilling. Sub-parallel faults cause repetition of veins by moving down dip segments up.

The second objective of the diamond drilling program is to test known target zones which had sufficient exploration work completed and demonstrated good gold-silver content warranting testing by diamond drilling.  Once Bocas South, a 600 metre strike length, Cafetal, a 500 metre known strike length and Cerro Chacuaco encompassing Mina Nanche, Mina Perdida and Mina Cerro Chacuaco, a 600 metre known strike length were drilled along with a 300 metre section channel sampled along Chacuao Creek showing possible open pit grade.

Mr. Ferdinand Holcapek, P. Eng., Director and Administrator General, Cream Minerals De Mexico, SA de CV, supervises exploration programs on the Nuevo Milenio Project. He is responsible for all technical reporting and is the Company's "Qualified Person" for the purpose of National Instrument NI 43-101.

Samples are prepared in the Preparatory Laboratory of Inspectorate in Durango, Durango. In addition to the in house check assaying, Cream Minerals De Mexico instructed Inspectorate to take approximately 20% (1 sample out of 5) as marked on the sample shipping paper and take a split from the prepared samples.  All samples are shipped to the Inspectorate Laboratory in Reno, Nevada. The check samples are shipped to the Steward Group’s Preparation Lab in Zacatecas for shipping to their main Laboratory in Kamloops, B.C. for assaying. All samples are assayed using Inspectorates Genx 30 31 Element Package Au&Ag/FA/AA plus 29 element ICP-AES Scan by aqua regia digestion & Hg by CVAA. The Steward Group uses their equivalent to the Genx 30 package of Inspectorate for assaying.

Cream Minerals is a silver-gold exploration company. The Company’s flag ship project is the Nuevo Milenio silver-gold project in Nayarit State Mexico.  To learn more about Cream Minerals please click here www.creamminerals.com

Christopher Hebb, LLB,  Chairman

Chairman of the Board

Michael E. O’Connor
President & CEO

Robert Paul, Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: info@creamminerals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable Canadian securities regulations and including "forwarding-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995.  This forward-looking information is made as of the date of this News Release and except as required under applicable securities legislation, the Company does not intend and does not assume any obligation to update this forward-looking information.  Forward looking information is based on management's current expectations and beliefs and is subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Forward-looking information in this News Release includes, but is not limited to the planned drilling program on the Nuevo Milenio project and the Nuevo Milenio project’s estimated mineral resource.  Forward-looking information is based on a number of assumptions which management believes are reasonable including that equipment, personnel and approvals will be available when required to complete the planned drilling program, that no disruption to the program will occur as a result of breakdown, labour disputes, or natural hazards, that the assumptions underlying the inferred resources estimate are valid, including but not limited to the projected future prices of silver and gold, continuity of mineralization and grades, and expected recovery methods and rates.  Factors which could cause actual results to differ materially from current expectations include, but are not limited to: the risk that actual results of exploration activities will be different than anticipated, that cost of labour, equipment or materials are more than expected, that the future price of silver and/ or gold will differ materially from those implied or estimated, that Canadian / US dollar exchange rates vary in a manner that has a negative effect on the resource estimate, unanticipated delays in obtaining governmental approvals or required financing; that changes in project parameters result in increased costs, of unexpected variations in mineralization, grade or recovery rate and other factors on which the mineral resource estimate is based, of failure of equipment or processes to operate as anticipated, of accidents, labour disputes and other risks generally associated with mineral exploration and development; a deterioration in general economic conditions; and changes in laws, rules and regulations applicable to Cream and the Nuevo Milenio project.

CAUTIONARY NOTE TO U.S. READERS REGARDING MINERAL RESOURCES

The United States Securities and Exchange Commission ("SEC") allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce.  The Company uses certain terms in this document, such as "mineral resources", and "inferred resources" that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.  U.S readers are cautioned that while the term ‘inferred resource’ is recognized and required by Canadian regulations, the SEC does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. readers are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Section 5
Section 6
Section 7
Section 8
Section 9
Section 10
Section 11
Section 12
2360750 N
2360500 N
2361250 N
521500 E
521750 E
521750 E
DDH-08-08
DDH-11-08
DDH-07-33
DDH-11-08
DDH-10-08
DDH-15-08
DDH-07-30
DDH-16-08
DDH-07-28
DDH-07-29
DDH-07-27
DDH-07-26
DDH-20-08
DDH-21-08
DDH-17-08
DDH-18-08
DH2-15-11
DH1-14-11
DH2-13-11
DH2-12-11
DH2-11-11
DH2-10-11
DH2-9-11
DH2-8-11
DH2-7-11
DH2-6-11
DH2 - 5-11
DH2-3-11
DH2 - 4-11
DH2-2-11
DH2-1-11
Banded Rhyolitic Flow
SILICA CAP RIDGE
Shaft-11
Shaft-12
VETA TOAMAS
Creston Vein
LEVEL 1145
Qtz Float Bolders
Proposed Drill Hole 2011
2011 Drill Hole finished
Old Drill Hole

Cream Minerals De Mexico S.A. De C.V.

Nuevo Milenio, Dos Hornos 2

Drill Plan 2011

F. Holcapek, P.Eng. April 1, 2011

Ing. German Francisco 2007, 08

0 m 50 m 100 m